Exhibit (a)(2)

May 21, 2009

Edward J. Noonan

Chairman & Chief Executive Officer

Validus Holdings, Ltd.

Bermuda Commercial Bank Building

19 Par-La-Ville Road

Hamilton, HM 11

Bermuda

BNY Mellon Shareholders Services

Attention: Corporate Actions, 27th Floor

480 Washington Boulevard

Jersey City

NJ 07310

USA

Re:	Exchange Offer by Validus Holdings, Ltd. (“Validus”) to Acquire All Outstanding Common Shares of IPC Holdings, Ltd. (the “Company”)

Dear Sirs:

We are in receipt of a copy of your exchange offer (“the Exchange Offer”) to acquire all outstanding Common Shares (the “Common Shares”) of the Company.

We advise you that: (1) under the express provisions of the Company’s Bye-Laws, the Board of Directors of the Company is obliged to decline to register any transfer to Validus of Common Shares if they have reason to believe that the effect would be to increase the number of Validus’s Controlled Shares (as defined in the Company’s Bye-Laws) to 10% or more of the Common Shares; and (2) the Company is also obliged to apply the voting cutback applicable to Controlled Shares to any Common Shares beneficially owned by Validus in excess of 10% of Common Shares. As a result, Validus will be unable to exercise voting control over the Company even if a majority of the Common Shares is tendered to you under the Exchange Offer.

Without limitation of the foregoing, we advise BNY Mellon that, as referred to under (1) above, under the express provisions of the Company’s Bye-Laws, the Board of Directors of the Company are obliged to decline to register any transfers to Validus of Common Shares, if they have reason to believe that the effect would be to increase the number of Validus’s Controlled Shares to 10% or more of the Common Shares. As a result, Validus is unable to become the legal owner of 10% or more of the Common Shares.

We also note from the offer that you intend to use the provisions of section 102 or section 103 of the Bermuda Companies Act (“the Act”) to carry out the Second-Step Acquisition of Common Shares which are not tendered to you under the Exchange Offer. In your press release made on May 12, 2009 you stated in respect of the Common Shares currently registered in the name of Cede & Co. that you would acquire only beneficial ownership of shares tendered for exchange, that Cede & Co. would continue to be the registered owner, and no registration of transfer for such shares (“the Cede Shares”) would be necessary. In such circumstances, we do not accept that (a) the Exchange Offer is “a scheme or contract involving the transfer of shares” within the terms of section 102 of the Act, such a scheme or contract being one which provides for and requires the transfer of the legal ownership of the Common Shares; nor that (b) section 102 will apply to enable the compulsory acquisition of the Cede Shares, since such shares will not be shares “whose transfer is involved”. Furthermore we do not accept, at least as regards the Cede Shares, that you will be or become the “holder” of Cede Shares. On that basis, Validus will not be entitled to use section 102 and/or section 103 to complete the Exchange Offer.

Sincerely,

Kenneth L. Hammond

Chairman of the Board of Directors

On Behalf of the IPC Holdings Board of Directors